Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 333-166964

Barclays Capital CEO Energy Conference September 16, 2010

Cautionary Statement This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S- 4 containing a preliminary proxy statement of Mariner that also constitutes a preliminary prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache’s website at www.apachecorp.com under the tab “Investors” or by contacting Apache’s Investor Relations Department at 713- 296- 6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner’s website at www.mariner- energy.com under the tab “Investor Information” or by contacting Mariner’s Investor Relations Department at 713- 954- 5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732- 0330 or visit the SEC’s website for further information on its public reference room. Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache’s directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner’s directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Statements in this document include “forward- looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward- looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed transaction; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on transaction- related issues. Other factors that could materially affect actual results are discussed in Apache’s and Mariner’s most recent Forms 10- K as well as each company’s other filings with the SEC available at the SEC’s website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward- looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. References to quantities of oil or natural gas may include amounts that Apache or Mariner believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

Financially Strong, Diversified, Positioned to Grow • Urgency, innovation & drive define culture • Portfolio balance underpins our strategy • (~50% Oil / 50%~ Int’l) • Exploration focus powers growth • Growing pipeline of development projects + increased exploration program • Exploitation strength remains key • Proven history of unlocking value from acquired and existing assets • Finding markets is as important as finding gas • Fueling emerging markets via LNG • Operating in international countries with growing energy needs • Financial strength — foundation for growth • Live within cash flow; Rate of return focus

800 700 600 500 400 300 (Mboe/d) 200 100 0 Reserves Production A Growth Company for 55 Years 3,000 2,500 (MMboe) 2,000 1,500 Reserves 1,000 500 0 Reserves Production 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Q2 2010 Q2 2010 represents APA’s 2Q production combined with Mariner, Devon and BP Pro Forma estimates Reserves are based on APA’s 2009 proved reserves combined with Mariner, Devon and BP Pro Forma estimates
APA Barclays — September — 16.pptx 2

Continued Portfolio Balance — w/Acquisitions 2Q Production w/ DVN+ME Q2 2010 Production Pro Forma w/ DVN, ME & BP 647 MBOE/D 781 MBOE/D* Argentina GOM Shelf GOM DW Argentina 7% 6% GOM Shelf 15% 1% Australia GOM DW 17% Onshore 12% 2% Australia 2% Onshore 15% North Sea 2% Permian 8% North Sea 9% Permian 9% Central 11% 6% Egypt Egypt Canada 22% Central 11% Canada 5% 25% 15% 54% Liquids 50% Liquids 56% International 48% International APA Barclays — September — 16.pptx * Reflects pref rights closed to date

Strategic exit by BP creates expansion opportunity in 3 core Apache regions: Permian, Canada, Western Desert of Egypt Long- lived legacy properties with 12.7 year proved reserve life Quality assets provide drilling, optimization opportunities Extensive acreage and exploration portfolio Pipeline of development projects Large resource potential in new plays Plays to Apache history of adding value to underworked assets Expected Q3- Q4 2010 closings, subject to regulatory clearances Funded with a balanced and conservative financing plan

APA Barclays — September — 16.pptx 5 BP Permian E&P Extensive portfolio across basin Texas Attractive acreage position: 763K net acres incl. 405K mineral acres No operated wells drilled in 4 years New Mexico >2,000 infill drilling locations Resource plays: Yeso, Spraberry • Expands APA’s interest in key fields: Eunice, NMFU, NEDU, Warren, etc. APACHE + BP COMBINED MARINER PERMIAN REGION % CHANGE Total Prod. MBOE/D 65.0 21.8 86.8 34% P1 Reserves MMBOE 555.1 120.0 675.1 22% Net Acres 000s 731 756 1,487 103% Production figures are 1H 2010 with BP pref rights exercised to date. Mariner production rate January- May. Apache reserve and acreage figures are year- end 2009, BP Permian reserve figures as of 30 June 2010 reduced for closed pref rights. Apache BP Mariner

BP Canada E&P APACHE BP COMBINED STANDALONE CANADA REGION % CHANGE Total Prod. MBOE/D 70.8 46.5 117.3 66% P1 Reserves MMBOE 531.0 223.7 754.7 42% Net Acres 000s 4,422 1,278 5,700 29% Production figures are 1H 2010. Apache reserve and acreage figures are year-end 2009, BP Canada reserve figures as of 30 June 2010. 6 BP Canada E&P Broad- based E&P business with deep resources in early- stage development Material near- term growth: Noel tight gas production ramp- up (infrastructure complete) Complements Apache’s NEBC: Tight gas resource plays

Bolt- on acquisition with ample exploitation/exploration opportunities 4 development leases in the heart of prolific Abu Gharadig Basin Limited exploration to date, no penetrations of AEB or Jurassic, no waterfloods. Infrastructure synergies BP Egypt (Western Desert) E&P Matruh Alexandria Export El Hamra Terminal Oil APA APA El Alamein APA APA APA BP APA National Gas Grid Cairo BP BP Dashour Production figures are 1H 2010. Apache reserve and acreage figures are year- end 2009, BP Egypt reserve figures as of 30 June 2010. APA Barclays — September — 16.pptx APACHE BP COMBINED STANDALONE W. DESERT REGION % CHANGE Total Prod. MBOE/D 157.2 7.8 165.0 5% P1 Reserves MMBOE 308.8 20.2 329.0 7% Net Acres 000s 7,545 394 7,939 5%

Mariner Merger • All portfolio components fit our strategy and strengths • Closing expected in the 4th quarter • Deep resource potential & diverse opportunity set: Deepwater: Future growth platform • Right entry: critical mass, deep experience • Leverage Apache’s resources and reach Permian oil and GOM shelf: Exploitation value creation • Excellent complement to core operating areas • Strong cash flow, drilling inventory, upsides New ventures: Fit onshore focus to unlock new plays

Devon Property Acquisition Devon’s complete exit from the shelf: • Production: 19 MBOE/D (50% oil+liquids)) • P1 Reserves: 41 MMBOE (49% oil+liquids) Under- exploited, geologically complex properties • 79 identified recompletion candidates • 14 reactivations Impactive exploratory upside Excellent fit with APA properties & well- maintained infrastructure Closed June 9th for approximately $1.05 Bn APA Barclays — September — 16.pptx 9

Financing (in Billions)* Devon GOM Cash $1.0 BP — Permian/Canada/Egypt Cash .9 APA Common/Preferred 3.5 Debt 2.0 6.4 Mariner — at closing APA Common 1.5 APA Debt .8 Assumed Debt 1.5 3.8 Total Financing $11.2 APA Barclays — September — 16.pptx * Mariner data as of June 30,2010; BP data reflects pref rights closed to date 10 Financial Capacity 0% 10% 20% 30% 40% 50% 1999 2000 2001 2002 2003 2004 2005 2006 Debt:Cap 2007 2008 2009 2010 est.

NV Expl $550 Facilities $1,300 Drilling Non-Drill $2,700 $550 Prod. $900 APA Barclays — September — 16.pptx Cash Flow To Fund E&D Program Free Cash Flow $2,000 $1,600 $1,200 $800 $400 $0 1Q 2Q 3Q 4Q 1Q 2Q 2009 2010 2010 est. Total Capital $6,000 MM North America $3,000 MM — 50% International $3,000 MM — 50%

8 Multiples 6 $5.00 $4.10 $4.00 4 $3.50 $3.50 2 0 Aust Arg U.S. Canada Egypt Recent Contract Pricing Current Price Realization APA Barclays — September — 16.pptx Favorable Price Realizations Commodity Revenue Mix 15% 7% 78% 2Q 2010 Revenue: $3.0 Bn North American Gas International Gas Total Oil + Liquids Gas Price Realization

Annualized ROCE 25% 20% 15% 10% 5% 0% A B C APA D E F G I I J K L M N O P Q Source: Company Second Quarter 10- Q filings. Peer group includes APC, BP, CHK, COP, CVX, DVN, ECA, E, EOG, HES, MRO, MUR, NBL, NFX, OXY, RDS & XOM. APA Barclays — September — 16.pptx Favorable Returns $30 Pre-tax Margin $20 $10 $ / Boe $0 A B C D E APA F G H I J K L M N O P Q

2010 Growth Rate: 9%-15% Excluding BP Assets APA Barclays — September — 16.pptx 14 Diversified Growth Potential Canada North Sea Central Permian Egypt Gulf of Mexico #1 Gulf of Mexico Shelf acreage portfolio Australia XXX Argentina

APA Barclays — September — 16.pptx Finding Markets: Kitimat LNG 5 mtpa export capacity First — LNG target 2014 Additional Markets for Incremental Gas FEED award imminent Apache: 51% interest + operator 25.5% interest in PTP pipeline FID 2011

2010 Exploration Drilling – Growth Driver



2010 Program
Exploration - 53
Development - 168
Mediterranean Sea
MATRUH GAS/LIQUIDS
JURASIC STRAT TRAPS
ABU GHARADIG OIL
Cairo
Sinai
FAGHUR OIL
Red Sea
Western Desert
EGYPT
Eastern Desert
BENI SUEF OIL
2010 Exploration
Wells drilled thru 2Q - 21
Success Rate – 57%
40 20 0 40 Km

APA - Barclays - September 16.pptx

16

SGT4 SGT3 SGT1 & SGT2 APA Barclays — September — 16.pptx 17 Continued Infrastructure Growth Salam 3&4 On production 1st Qtr 2009 Increased total capacity to 750+ MMCF/D Salam 5 FID yearend 2010 Adds 100 MMCF/D to meet Egypt’s growing energy demand

Why Train 5...and? Property/ Field BOPD MCFD BOED Hydra 2,250 75,000 14,750 Kahraman B22 400 20,000 3,733 Ozoris 4 161 4,000 828 Salam Deep 200 10,000 1,867 Shams 400 40,000 7,067 Syrah 200 50,000 8,533 Tut 23 184 8,000 1,517 WKAL-A 2,900 15,000 5,400 Adam 40 20,000 3,373 Chelsea 600 15,000 3,100 Hathor Deep -— 10,000 1,667 Maggie 2 1,000 15,000 3,500 Prince 600 20,000 3,933 Qasr 1,200 30,000 6,200 TOTAL 10,135 332,000 65,468 APA Barclays — Capital_Sept. 16, 2010 18

Continued Infrastructure Growth



Mediterranean Sea
Apache
BP
Matruh
APA: 800MMCF/D on Northern Line
Export Terminal
Alexandria
APA (Compression)
El Alamein
APA
APA
APA
APA
APA
BP
APA: 0 MMCF/D
APA
Shut-in Production
300 MMCF/D
Abu Gharadig
Gas Plant (BP)
BP
BP: 100+ MMCF/D Spare Capacity
National
Gas Grid
Cairo
Dashour
LPG Plant
(BP)

APA - Barclays - September 16.pptx 19

Apache Corporation

APA Barclays — September — 16.pptx 20 2010 Exploration Drilling — Growth Potential Julimar-Brunello Reindeer Halyard Varanus East Spar Island Coniston Van Gogh FPSO 2010 Program 23 Wells Pyrenees?19 Exploration / Appraisal wells Macedon?4 Development FPSO

APA Barclays — September — 16.pptx 21 Van Gogh and Pyrenees VAN GOGH Apache operated FPSO commenced production on February 13th. Cumulative production reached 10 million barrels within seven months. PYRENEES BHPB operated Pyrenees FPSO commenced production February 24th. Production ramped up quickly to 90,000 bopd gross (28.57% interest). Drilling and completion has progressed, Ravensworth wells (31.50% interest) completed in May.

APA — Barclays — September 16.pptx 22 2011 Development Projects Reindeer Halyard

Julimar Macedon 140 Coniston Mariner BP 120 New Salam 5 In Process Reindeer 100 Complete Halyard Devon Acquisition 80 Arg Gas Plus Mboe/d 60 Faghur Basin Pyrenees 40 Van Gogh 20 Horn River 0 Granite Wash 2009 2010 2011 2012+